Exemption No. 82-35007

RELIANCE Capital
Anil Dhirubhai Ambani Group

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel: + 91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

April 6, 2007

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

07022552

SUPPL

Dear Mr. Dudek

We wish to inform that 2,17,00,000 equity shares issued upon conversion of warrants to the promoters on preferential basis, have been listed on the National Stock Exchange of India Limited w.e.f. 5-4-2007 and the Bombay Stock Exchange Limited w.e.f. 9-4-2007. A copy of the circular issued by the exchanges is enclosed for information and records.

Thanking you,

Very truly yours,
for **RELIANCE CAPITAL LIMITED**

V R Mohan

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encls : a/a

dlw 4/11

ANNEXURE I

1. Alchemist Ltd

Symbol	ALCHEMIST
Name of the Company	Alchemist Ltd
Series	EQ
ISIN	INE964B01025
Face Value (In Rs.)	1.00
Paid-up Value (In Rs.)	1.00
Issue Price (In Rs.)	0.00
Security Description	Equity shares of Re. 1/- each issued as bonus shares
Date of Allotment	10-Mar-2007
No. of Securities	61,224,000
Distinctive Number Range	61224001 to 122448000
Market Lot	1
Pari Passu	Yes
Lock-in details	Not Applicable.

ANNEXURE I

2. Reliance Capital Limited

Symbol	RELCAPITAL
Name of the Company	Reliance Capital Limited
Series	EQ
ISIN	INE013A01015
Face Value (In Rs.)	10.00
Paid-up Value (In Rs.)	10.00
Issue Price (In Rs.)	228.00

Security Description	Equity shares of Rs. 10/- each issued on conversion of warrants allotted on preferential basis.
Date of Allotment	30-Jan-2007

No. of Securities	21,700,000			
Distinctive Number Range	As Per Annexure A.			
Market Lot	1			
Pari Passu	Yes			
Lock-in details				
	No. of securities	**Distinctive Numbers**		**Expiry Date**
		From	**To**	
	213,311	306853662	307066972	01-Aug-2008
Sub-Total	213,311			

ANNEXURE A
Distinctive Numbers Range

2. Reliance Capital Limited

Date of Allotment	**No. of securities**	**Issue Price (In Rs.)**	**Distinctive Numbers**	
			From	**To**
30-Jan-2007	21,700,000	228.00	285366973	306853661
			306853662	307066972
	21,700,000			

Notice no :	20070405-19
Notice date :	Thursday, April 05, 2007
Subject :	Listing of new securities of Reliance Capital Limited
Segment Name	Equity
Scrip Name	RELIANCE CAPITAL LTD. (500111)

Contents :

Trading members of the Exchange are hereby informed that with effect from Monday, the 9th April, 2007, the under mentioned new securities of **Reliance Capital Limited** (Scrip Code No. 500111) are listed on the Exchange.

2,17,00,000	**Equity Shares of Rs.10/- each fully paid-up issued at a premium of Rs.218/- per share and allotted against conversion of warrants which were earlier issued to Promoters on a preferential basis.** **(Dist. Nos. 28,53,66,973 to 30,70,66,972)**

These shares are ranking pari-passu with the old equity shares of the company.

Trading members may note that 2,13,311 equity shares bearing distinctive numbers 30,68,53,662 to 30,70,66,972 issued on a preferential basis are not transferable upto 1st August 2008 and would not be good delivery in the market till then. The company has informed the Exchange that the certificates of these shares have been enfaced with a stamp regarding their non-transferability period and the same has been intimated to the depositories.

In case the trading members require any clarification they may please contact the undersigned on Extn 8352 or Mr. Ravi Salian on Ext.8260 or Ms. Shraddha Tambe on Extn 8389 or Mr. Don Nunes on Extn 8126 or Mr. Pranav Singh on Extn 8415.

(Prakash D. Kamath)
Deputy Manager (Department of Corporate Services)

Thursday, 5th April 2007

THIS IS A COMPUTER GENERATED NOTICE AND DOES NOT REQUIRE SIGNATURE

END